Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(In millions)

	Six Months Ended June 30,

	2003	2002

Earnings:
Loss before taxes and cumulative effect of accounting change	$(4.3)	$(24.1)
Add (deduct):
Equity in income of non-consolidated affiliates	(4.6)	—
Amortization of capitalized interest	0.2	0.1
Fixed charges as described below	15.9	20.0

Total	$7.2	$(4.0)

Fixed Charges:
Interest expensed and capitalized	$10.3	$14.6
Estimated interest factor in rent expense (1)	5.6	5.4

Total	$15.9	$20.0

Ratio of earnings to fixed charges (2)	—	—

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(2)

Loss before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $8.7 million and $24.0 million for the six months ended June 30, 2003 and June 30, 2002, respectively.